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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of frequently asked questions and answers relating to the Merger. This series of FAQs is posted on HP's internal web site.

[HP] ANSWERS QUESTIONS - REGARDING THE PC BUSINESS, CULTURE, SOFTWARE, INTEGRATION AND MORE - SUBMITTED BY EMPLOYEES

NEW MERGER FAQS AVAILABLE ON [HP'S INTERNAL WEB SITE]


     1. WHAT DOES COMPAQ BRING TO HP (TECHNOLOGIES, EXPERTISE, ETC.) THAT HP DOES NOT ALREADY HAVE?

     Compaq brings assets in many areas that complement HP, including:

     o expertise in mission-critical NT services, which complements HP's HP-UX mission-critical services;

     o Himalaya Fault-Tolerant and Proliant servers, which enhance HP's server line;

     o leadership in mid-range storage-area networks (SANs), which enhance our market position;

     o direct-distribution model, which complements HP's existing direct distribution efforts; and

     o  strength in commercial PCs that matches HP's strength in consumer PCs.

  The new HP will be a better, stronger partner for our customers. We'll have a broad understanding of customer challenges from industry standard to high-end as well as greater capabilities to deliver:

     o  solutions;

     o leadership across markets (enterprise, small-medium business and consumer);

     o leadership across products (IPS, enterprise systems, personal systems, storage, services);

     o an understanding of customer challenges from industry standard to high-end; and

     o  definition of new, open architectures.

     2. GIVEN THE DECLINING PROFITABILITY OF THE PC BUSINESS, WHAT DOES HP HAVE TO GAIN FROM PICKING UP A LARGE PC BUSINESS FROM COMPAQ?

     The merger with Compaq brings not only a large PC business to the new HP but also industry leadership in access devices. Compaq's offerings in this area include Internet appliances, iPAQ personal audio player (MP3 player), iPAQ Music Center, and micro-projectors. In addition to these offerings, Compaq's brand strength in enterprise handhelds and desktop PCs complements HP's brand strength in the consumer market for PCs and handhelds. Compaq also has a direct distribution model that will help accelerate our transition to a dual distribution model.

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     Further, by combining HP's strength in consumer PCs and Compaq's strength in commercial PCs, the combined company can achieve economies of scale and obtain a more effective distribution capability to meet the challenges of the maturing PC industry. While the growth of the PC market has slowed, it still offers great opportunity for HP, especially in markets outside the U.S., where there is high potential for growth in both consumer and commercial PCs.

     3. HOW WILL HP LEVERAGE COMPAQ'S DIRECT-DISTRIBUTION CAPABILITIES? WHAT WILL BE THE EFFECT ON HP'S CHANNEL PROGRAM?

     One of the strengths that Compaq brings to the new HP is a direct distribution capability that is more developed than our own.

     Because of legal and regulatory restraints, HP cannot discuss in detail how a merger would affect channels programs. However, the three key fundamentals of HP's channels programs will not change: partner involvement, clear rules of engagement, and continued investment. HP has always believed that partnerships are key to our success and our commitment to our partners will not change with the creation of the new HP.

     We believe the proposed merger will help us become a better, stronger ally. We will continue to provide tools and invest to help our channel partners be successful and confidently make investments to grow their business.

     4. I'VE HEARD THAT ONE OF THE BENEFITS OF THE MERGER IS COMPAQ'S DIRECT DISTRIBUTION CAPABILITY. WHAT DOES THIS MEAN FOR HP'S DIRECT MODELS SUCH AS HP PRIME?

     No decisions have been made at this time regarding how to integrate HP's direct models following the merger close. Keep in mind that the goal is to take the best of both HP and Compaq to deliver a strong combined company. We will seek to leverage strengths where it makes sense, including in the direct distribution space. In the meantime, it is imperative that all employees maintain forward momentum and continue to focus on short-term business results. We must not let questions about the merger immobilize us or distract us from day-to-day business. As Carly has said, we cannot afford to have even one person taking a "wait and see" attitude.

     5. HOW WILL THE MERGER ACCELERATE HP'S GO-TO-MARKET STRATEGY IN THE CONSUMER AND ENTERPRISE SPACES?

     Enterprise customers increasingly want to purchase integrated solutions, not individual products and technologies. They seek to benefit from the economics and flexibility of standards-based platforms and architectures, and they want stronger partnerships with a smaller number of global end-to-end solutions providers.


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     The combined company's sizable and diverse installed base makes its enterprise platforms extremely compelling to systems integrators and application developers, thereby enhancing the ability of the combined company to offer market-leading solutions to customers.

     The combination gives us a significant presence in both direct and indirect channels, improving our ability to sell to customers any way they want to buy. We will serve a broader set of customers that range from consumers to small-and-medium businesses to enterprise. Our global geographic coverage will be broader and deeper.

     With the merger, the new HP will dramatically increase its "feet on the street" with double the size of HP's current sales force and professional services staff (i.e., outsourcing, consulting and support).

     6. IN ADDITION TO THE STRATEGIC BENEFITS, HOW WILL THE MERGER HELP THE NEW HP ACHIEVE A MORE COMPETITIVE COST STRUCTURE?

     The merger will help the new HP achieve a more competitive cost structure in several ways. The combination will fundamentally improve our earnings power through significant cost synergies and operating efficiencies, irrespective of market conditions. We expect to improve annual operating results by more than $2.5 billion by mid-fiscal 2004, which will allow us to achieve higher operating margins and profit growth than either company could achieve independently. The elimination of duplication in the new HP will generate a more cost-effective structure by combining an increased revenue base with a streamlined cost base resulting in greater cost effectiveness.

     By leveraging the new HP's direct distribution model, we expect to distribute a greater volume of products such as PCs and Intel-based servers with quicker inventory turnover. We will also realize greater procurement savings, as our combined annual materials procurement spend will give us considerable negotiating power with suppliers.

     7.   HOW WILL SOFTWARE FIT INTO THE NEW HP?

     Software continues to play a very important role in the new HP. Although Compaq's software assets were not a major rationale behind the merger there are several synergies among our software offerings.

     HP Netaction and HP OpenView software products complement Compaq's infrastructure platforms by delivering a solid software infrastructure for developing, integrating, deploying and managing mobile, rich media and e-services solutions.


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     The new HP will be able to provide world-class manageability by taking the best features and technical strengths of OpenView and Compaq's two management products, TEMIP and Insight Manager.

     In the area of rich media, Compaq has a presence in Data Access Middleware, Remote Procedure Call Middleware and Transaction Servers, while HP's Netaction Internet Operating Environment covers the Application Server. Combined, our products will create new value for our customers.

     HP and Compaq are both top players in voice and wireless solutions. The new HP will be able to leverage HP's Opencall platform and Compaq's capabilities to engineer new world-class communications platforms and solutions.

     While the merger with Compaq adds several software assets to our existing portfolio, it also increases the size of our installed base and this presents a great opportunity to leverage our existing software products into new IT infrastructure.

     8.   HP AND COMPAQ HAVE MANY SIMILAR PRODUCTS. HOW WILL WE HANDLE THE
     OVERLAP?

     Integration teams have already been formed for each business unit to build joint product roadmaps and assess the product overlap between the two companies. The purpose of this assessment is to understand, in the context of these product roadmaps and customer needs, which products align to create the most compelling offerings for our customers and competitive advantage for the new HP. For those products that will not be part of the new HP's offerings, we are putting in place investment protection and/or transition plans for our customers. Our objective is to have detailed transition plans and product roadmaps available for our customers within 30 days after the merger has been approved.

     9.   WILL THE NEW HP STOP INVESTING IN HP-UX AFTER THE MERGER?

     No. HP-UX is a critical component of our enterprise data center offerings and always-on Internet infrastructure strategy. Our strategy to lead the industry in championing and developing market-unifying architectures involves integrating standard components at all levels of the IT stack, including at the operating system level. Therefore, we will continue to invest in our multi-OS strategy focused on HP-UX, NT and Linux.

     10. WHEN CAN WE EXPECT TO HEAR DETAILS ABOUT THE IMPACT OF THE MERGER ON OUR DIRECT PRODUCT LINES? WILL THE FIELD BE NOTIFIED PRIOR TO CUSTOMERS?


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     Due to legal and regulatory constraints, we will not be able to announce decisions regarding specific product lines or roadmaps until after we have received regulatory and shareowner approval and the merger closes. Our objective is to have detailed transition plans and product roadmaps available for our customers within 30 days after the merger has been approved. Whenever possible, we will inform the sales force, and employees in general, of announcements that affect them, prior to notifying the public. There may be instances where advance notice is not possible, but these will be exceptions.

     11. WILL THERE CONTINUE TO BE AN OVERALL COUNTRY AND REGION MANAGEMENT STRUCTURE WHICH WILL HAVE RESPONSIBILITIES FOR THE COMPLETE SET OF PRODUCTS, SERVICES AND SEGMENTS WITHIN THE REGION/COUNTRY?

     Decisions regarding organization structure, roles and responsibilities are still under review. Additional organizational announcements are not expected to be made until early 2002.

     12. "CUSTOMER OBSESSION" IS LISTED AS ONE OF THE KEY INTEGRATION PRINCIPLES FOR THE MERGER. WHAT TCE (TOTAL CUSTOMER EXPERIENCE) REPRESENTATIVES FROM HP AND COMPAQ ARE PART OF THE MERGER TEAM?

     As Webb McKinney noted in the NOVEMBER 7 INTEGRATION UPDATE [filed with the Securities and Exchange Commission by HP on a Form 425 dated
     November 13, 2001 and posted on HP's internal web site], the team is working on plans to align each of the four operating units and the new company as a whole around customer needs, focused business strategies and go-to-market models.

     In line with the Integration Office's objective to ensure obsessive customer focus, they have appointed go-to-market leads. Thomas Volk (HP) and Gustavo Eichelmann (Compaq) will represent enterprise go-to-market and Leslye Louie (HP) will represent consumer go-to-market. These leads will be responsible for ensuring TCE and "one face to the customer" ideologies remain in the forefront as the Integration Office plans organizational design, channel and sales programs, as well as product, service and support offerings for the merged company.

     13. WHAT IS THE COMPAQ CULTURE? IS WORK BEING DONE TO EXAMINE BOTH COMPANIES' CULTURES TO ENSURE THAT WE RETAIN THE BEST OF BOTH HP AND COMPAQ?

     The initial work done by the culture planning team indicates that HP and Compaq are guided by many of the same beliefs and principles, such as a focus on customer service, innovation and community, as well as trust, respect and integrity. Hallmarks of Compaq culture include great speed and sense of urgency, adaptability to change and resilience, all qualities that will complement HP's culture.


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     We recognize that integrating two cultures - each with its distinct heritage - is a challenge, and that the success of the combined company depends on building a strong, common culture.

      In collaboration with an outside consulting firm, HP's Enterprise Workforce Development team - part of the HR organization -- has already begun work on examining strengths of both companies' cultures. After the close of the merger, the best of HP and Compaq will be integrated into all aspects of the combined company, including all HR processes, systems and programs, education and development, manager training, and talent management and acquisition.

     14. CARLY HAS SAID PUBLICLY THAT THE NEW ORGANIZATION WILL MAINTAIN A CENTER IN HOUSTON, AND THAT HP HAS BEEN MOVING WORK OUT OF CALIFORNIA FOR SOME TIME. WILL THE NEW HP HAVE FEWER JOBS LOCATED IN THE BAY AREA?

     The new HP will be headquartered in the Bay Area and while there will be some movement of work centers from one location to another, decisions regarding specific staffing requirements and job locations are still being reviewed. However, Houston will remain a key center of expertise for the new company. In all cases, management will strive to minimize disruption wherever possible, consistent with our business objectives.

     15.  WHAT ARE THE PLANS TO MERGE HP LABS AND COMPAQ'S LABS?

     Decisions regarding these assets are still under review.

     16. WILL THE MERGER (ONCE FINAL) RESULT IN ANY ADJUSTMENT OF HP STOCK OPTION PRICES?

     No adjustment will be made to any outstanding stock options or Stock Appreciation Rights (SARs) due to the completion of the merger. The merger will only affect outstanding stock options and SARs in Compaq stock.

     17.  WILL OUR BENEFITS/TOTAL REWARDS CHANGE?

     The integration team is currently evaluating both HP's and Compaq's compensation and benefits programs and processes. Any changes that may be made will be communicated as appropriate.

     18.  WHAT IS HP DOING TO EDUCATE THE ANALYST COMMUNITY?


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     Since the news was announced, Carly and Compaq CEO Michael Capellas have been meeting with analysts and institutional investors to ensure that they understand the strategic and growth benefits of the proposed merger. Many people initially focused on the cost savings and PC consolidation aspects of the merger. Carly and Michael are making sure investors and analysts understand the strategic value, particularly in the enterprise space. Keep in mind that the merger is expected to close sometime in the first half of 2002, so HP will continue to share the story in the marketplace in the months ahead.

     19. EXPLAIN THE PROCESS BY WHICH HP SHAREOWNERS VOTE IN CONNECTION WITH THE MERGER.

     Because of the number of shares that HP has agreed with Compaq to issue in connection with the merger, HP's shareowners must approve the issuance of the shares. At the same time, HP is preparing to offer securities to Compaq shareholders. Compaq shareowners must approve the merger as a whole. Accordingly, both companies must hold shareowner votes, a process that is regulated by the Securities Exchange Commission (SEC). In order to comply with SEC rules and regulations, HP must file (jointly with Compaq, which has its own regulated shareowner vote) a registration statement with the SEC that includes a proxy statement/prospectus that contains information for shareowners to consider when voting.

     While HP has made its initial filing of its registration statements, the SEC has an opportunity to review the document and comment on it, after which HP will discuss with the SEC possible changes or additions to the filing. Once the SEC and HP are agreed on a filing, it may become final, and HP can at its discretion set a meeting date and mail the proxy materials to its shareowners. Once the materials are mailed to shareowners, HP will work to collect proxies from its shareowners so that their shares can be voted at the meeting. More detail on the voting of proxies and attendance at the special meeting will be available in the proxy materials when mailed.

     HP's timeline for filing its registration statement and receiving and responding to SEC comments is not certain, and in any event even after HP receives SEC clearance HP may wait to determine its meeting date until it can accurately predict its antitrust review timeline. Therefore, we cannot yet provide any specific information on the timing of HP's shareowner mailing or meeting.

     20. IS THIS A MERGER OR AN ACQUISITION? MANY MEDIA AND ANALYST REPORTS SAY THE FORMER, BUT CARLY AND MICHAEL SAY IT'S A MERGER.

     The distinction between a merger and an acquisition is essentially a semantic one. While the terms merger and acquisition have some technical and structural meanings if examined from a technical legal perspective, the terms are generally used interchangeably to refer to a combination of companies.


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     Calling a combination an acquisition suggests a large or dominant company taking over a smaller, such as to fill a single gap in a wide product line. On the other hand, calling a combination a merger, emphasizes that both parties are bringing significant assets to the combined company, such as the current agreement with Compaq, where both companies are global technology leaders with broad sets of products and services. Because HP will be the surviving company name, some members of the media will inevitably focus on the acquisition terminology, but Carly and Michael have used the merger language to more accurately reflect the broad contributions of both companies.

     21. WHAT IS THE STATUS OF THE WORLDWIDE REGULATORY/ANTI-TRUST APPROVALS FOR THE MERGER?

     In the United States, the U.S. Federal Trade Commission will review the transaction. On September 25, 2001, HP submitted its government filing, called a Hart-Scott-Rodino filing, for the FTC to review. As expected in a transaction of this size, the FTC has made what is known as a "second request" for more information. HP has begun the process of discussing this request with the FTC and is working to gather and supply the additional information the agency needs to make its decision. As the time required to fulfill a second request is uncertain, we cannot know at this time when that process will be completed. This uncertainty is the reason that we initially provided our expected closing time merely as the first half of the calendar year 2002.

     In Europe, we have begun informal discussions with the reviewing agency that have been constructive. We are working to complete and file our regulatory paperwork with the European Union, after which a review and discussion period will ensue.

     We continue to be confident that we will gain regulatory approval for the merger in the United States and in Europe.


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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

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Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.


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